SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

iBASIS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

450732201

(CUSIP Number)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093

 Copy to:
Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza, 825 Eighth Avenue
New York, New York 10019

(212) 474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d−7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No. 450732201

1	NAMES OF REPORTING PERSONS	Koninklijke KPN N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)	BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	40,121,074
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	40,121,074
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	40,121,074
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	56.3%
14	TYPE OF REPORTING PERSON (See Instructions)	CO

CUSIP No. 450732201

1	NAMES OF REPORTING PERSONS	KPN B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)	AF, BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	40,121,074
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	40,121,074
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	40,121,074
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	56.3%
14	TYPE OF REPORTING PERSON (See Instructions)	CO

CUSIP No. 450732201

1	NAMES OF REPORTING PERSONS	Celtic ICS Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)	AF, BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	0
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	CO

This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Koninklijke KPN N.V. (“KPN”), KPN B.V. (formerly KPN Telecom B.V.) and Celtic ICS Inc. with the Securities and Exchange Commission (the “SEC”) on June 29, 2006, as such schedule was amended and restated on October 11, 2007 and on July 13, 2009 (the “Existing Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of iBasis, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 20 Second Avenue, Burlington, Massachusetts 01803.

Items 3, 4, 5 and 7 of the Existing Schedule 13D are hereby amended as follows below.  Each capitalized term used but not defined herein has the meanings ascribed to such term in the Existing Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended, in pertinent part, by the following:

KPN, KPN B.V. and Merger Sub estimate that approximately $74.3 million in cash will be required to consummate the transactions in connection with the Offer.  KPN will obtain these funds from cash on hand and/or borrowings under the Credit Facility.  KPN will make such funds available as necessary to KPN B.V. and Merger Sub.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended, in pertinent part, by the following:

On October 5, 2009, KPN announced an increase in the offer price per share of Common Stock to be paid in the Offer from $1.55 per share to $2.25 per share, net to the Seller in cash, without interest and less any required withholding taxes, and amended the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on July 28, 2009, as amended and supplemented from time to time. The press release announcing the increase in offer price is attached hereto as Exhibit A and is incorporated herein by this reference.

The increased offer price represents a premium of approximately 73.1% over the closing price of the Common Stock on The NASDAQ Global Market on July 10, 2009 and approximately 93.9% over the average closing price during the three months preceding July 10, 2009.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) According to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, there were 71,228,328 shares of Common Stock outstanding as of July 31, 2009.  KPN B.V. is the beneficial owner of 40,121,074 shares of Common Stock, or 56.3% of the Common Stock outstanding as of July 31, 2009. KPN, as the owner of 100% of the capital stock of KPN B.V., may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by KPN B.V.  Merger Sub does not beneficially own any shares of Common Stock as of the date of this filing.

To the knowledge of KPN, KPN B.V. and Merger Sub, no executive officer or director named on Schedule A attached hereto beneficially owns any shares of Common Stock.

(b) KPN B.V. and KPN have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition, of the shares of Common Stock described herein.

(c) None of KPN, KPN B.V., Merger Sub or any executive officer or director named on Schedule A attached hereto has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to include the following:

Exhibit A	Press release issued by KPN on October 5, 2009

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify, as of October 5, 2009, that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.,
by
/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

KPN B.V.,

by: KONINKLIJKE KPN N.V., its sole director

by
/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

CELTIC ICS INC.,
by
/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Secretary

The Joint Filing Agreement dated July 13, 2009 by and among KPN, KPN B.V. and Merger Sub and the Power of Attorney executed by A.J. Scheepbouwer, a duly authorized officer of KPN, authorizing each of Eric Hageman, Michel Hoekstra and Daniel Braat to sign and file this Amendment, which were filed as Exhibits A and B to Amendment No. 2 to Schedule 13D filed by KPN, KPN B.V.and Merger Sub with the SEC on July 13, 2009, are hereby incorporated by reference.

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS

The name, position, business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization (other than Koninklijke KPN N.V., the principal business and address of which are described in Item 2 of the Schedule 13D to which this Schedule A is attached) in which such employment is conducted) of each of the executive officers and directors of Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. are set forth below.  Each person identified is a Dutch citizen, with the exception of M. Bischoff, who is a citizen of Germany, D.I. Jager, who is a citizen of the United States, and S.P. Miller, who is a citizen of South Africa.

Koninklijke KPN N.V.

Name	Position	Present Principal Occupation	Business Address
A.H.J. Risseeuw	Chairman of Supervisory Board	Retired from Getronics	Maanplein 55 2516 CK, The Hague The Netherlands
M. Bischoff	Member of Supervisory Board	Retired from DaimlerChrysler	Maanplein 55 2516 CK, The Hague The Netherlands
C.M. Colijn-Hooijmans	Member of Supervisory Board	Member of Management Board of TNO, a research organization	Schoemakerstraat 97 2600 JA Delft The Netherlands
D.I. Jager	Member of Supervisory Board	Retired from Procter & Gamble Company	Maanplein 55 2516 CK, The Hague The Netherlands
Ir M.E. van Lier Lels	Member of Supervisory Board	Former Chief Operating Officer of Schiphol Group	Maanplein 55 2516 CK, The Hague The Netherlands
J.B.M. Streppel	Member of Supervisory Board	Member of Management Board and Chief Financial Officer of Aegon N.V., a life insurance, pension and investment company	Aegon N.V. P.O. Box 202 2501 CE The Hague The Netherlands
R.J. Routs	Member of Supervisory Board	Retired from Royal Dutch Shell Plc	Maanplein 55 2516 CK, The Hague The Netherlands
D.J. Haank	Member of Supervisory Board	Chief Executive Officer of Springer Science +Business Media, a scientific and medical journal publisher	Heidelbergerplatz 3 14197 Berlin Germany
A.J. Scheepbouwer	Chief Executive Officer and Chairman of Management Board	Chief Executive Officer and Chairman of Management Board of KPN	Maanplein 55 2516 CK, The Hague The Netherlands

Name	Position	Present Principal Occupation	Business Address
E. Blok	Member of Management Board and Managing Director Business Segment, Getronics Segment and Wholesale & Operations Segment	Member of Management Board and Managing Director Business Segment, Getronics Segment and Wholesale & Operations Segment of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
S.P. Miller	Member of Management Board and Managing Director Mobile International	Member of Management Board and Managing Director Mobile International of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
J.B.P. Coopmans	Member of Management Board and Managing Director Consumer Segment	Member of Management Board and Managing Director Consumer Segment of KPN	Maanplein 55 2516 CK, The Hague The Netherlands

KPN B.V.

Name	Position	Present Principal Occupation	Business Address
Koninklijke KPN N.V.*	Director	N.A.	N.A.
* The sole director of KPN B.V. is Koninklijke KPN N.V.  The executive officers and directors of Koninklijke KPN N.V. are set forth above.

Celtic ICS Inc.

Name	Position	Present Principal Occupation	Business Address
Eric Hageman	Director, President	Executive Vice President Finance of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
Michel Hoekstra	Secretary	Legal Officer of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
Marielle Vogt	Treasurer	Co-Treasurer of KPN	Maanplein 55 2516 CK, The Hague The Netherlands